

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Paul A. Simmons
Principal Accounting Officer
IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec H4S 1X9, Canada

> **Re:** **IntelGenx Technologies Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-31187**

Dear Mr. Simmons:

We have reviewed your supplemental response dated August 10, 2011 and have the following comment.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Business
Product Portfolio, page 5

1. We note your response to Comment 2 and reissue the Comment. Although you had no assurance or expectation of Gesticare's ability to generate revenue growth at the time the agreement with Azur Pharma was executed in December 2007, and subsequent to that time, the license and development agreement with Azur Pharma appears to be material. We note that Gesticare is your only commercially-launched product, and that royalty revenue from sales of Gesticare accounted for 24 percent of your revenues in 2010.

    Please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of the license and development agreement with Azur Pharma, including each party's rights and obligations under the agreement, payment provisions, duration, termination provisions and all other material terms. Please also file the agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or me at (202) 551-3715 with any questions on the comment.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director